Mail Stop 4561



September 22, 2005


By U.S. Mail and facsimile to (301) 201-0629.

David R. Brown
Chief Financial Officer
National Mercantile Bancorp
1880 Century Park East
Los Angeles, CA 90067

Re:	National Mercantile Bancorp
Form 10-KSB
	Filed March 31, 2005
	File No. 001-13015

Dear Mr. Brown:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment.
Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 13 - Derivatives, page 63

1. Please provide us with the following information for each of your derivative instruments:

* Identify each type of asset or liability for which you employ hedging strategies.

* Clearly describe the terms of both the hedging instrument and the hedged item.

* Describe the specific documented risk being hedged.

* Disclose the hedging classification for each derivative instrument.

* Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

* Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

* For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us how you determined that such hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3426 if you have questions.

Sincerely,



Angela Jackson
Senior Accountant
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David R. Brown
National Mercantile Bancorp
September 22, 2005
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